August 8, 2019 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Acasti Pharma Inc. Registration Statement on Form F-3 File No. 333-233063

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Acasti Pharma Inc., a Québec corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) so that the same will become effective at 4:00 p.m. on August 9, 2019 or as soon thereafter as is practicable.

The Company also requests the Commission confirm the effective date and time of the Registration Statement to Company counsel, Osler, Hoskin & Harcourt LLP, Attention: Jason Comerford, by email to JComerford@osler.com.

ACASTI PHARMA INC.

By:	/s/ Janelle D’Alvise
Name: Janelle D’Alvise
Title: Chief Executive Officer